UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2024

Commission File Number: 333- 277162

Orangekloud Technology Inc.

(Registrant’s Name)

1 Yishun Industrial Street 1

#04-27/28&34 Aposh Building Bizhub

Singapore, 768160

+65 6317 2050

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Entry into a Material Definitive Agreement.

On July 24, 2024, Orangekloud Technology Inc. (the “Company”) entered into an underwriting agreement, substantially in the form attached as Exhibit 1.1 hereto and incorporated herein by reference, with Maxim Group LLC as underwriter named thereof, in connection with its initial public offering (“IPO”) of 2,750,000 ordinary shares, par value $0.001 per share (the “Ordinary Shares”) at a price of $4.75 per share. The Company’s Registration Statement on Form F-1 (File No. 333-277162) for the IPO, originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on February 20, 2024(as amended, the “Registration Statement”) was declared effective by the Commission on July 24, 2024.

Other Events.

In connection with the IPO, the Company adopted a code of business conduct and ethics, audit committee charter, compensation committee charter and nominating and corporate governance committee charter, attached as Exhibits 99.1, 99.2, 99.3 and 99.4 to the Registration Statement, respectively, as well as an insider trading policy, whistleblower policy and clawback policy, copies of which are attached as Exhibit 99.5, 99.6 and 99.7 hereto, respectively, and incorporated herein by reference.

On July 24, 2024, the Company issued a press release announcing the pricing of the IPO, and on July 26, 2024, the Company issued a press release announcing the closing of the IPO, copies of which are attached as Exhibit 99.8 and Exhibit 99.9 to this Current Report on Form 6-K.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
1.1*	Form of Underwriting Agreement
99.1*	Code of Business Conduct and Ethics
99.2*	Form of Charter of the Audit Committee
99.3*	Form of Charter of the Compensation Committee
99.4*	Form of Charter of the Nominating and Corporate Governance Committee
99.5	Statement of Policy Concerning Trading in Company Securities
99.6	Whistleblower Policy
99.7	Clawback Policy
99.8	Related Person Transaction Policy
99.9	Press Release, dated July 24, 2024
99.10	Press Release, dated July 26, 2024

*	Filed Previously.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Orangekloud Technology Inc.

Date: July 30, 2024	By:	/s/ Goh Kian Hwa
	Name:	Goh Kian Hwa
	Title:	Chief Executive Officer

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